UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                 INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER

                                    DIGICORP
                (Name of Registrant as Specified In Its Charter)

               Utah                    000-50774            41-2052984
               ----                    ---------            ----------
   (State or other jurisdiction      (IRS Employer          (Commission
         of incorporation)           File Number)       Identification No.)

                               4143 Glencoe Avenue
                            Marina Del Rey, CA 90292
                    (Address of principal executive offices)

                                 (310) 728-1450
              (Registrant's telephone number, including area code)

                                    DIGICORP
                               4143 GLENCOE AVENUE
                            MARINA DEL REY, CA 90292

                        INFORMATION STATEMENT PURSUANT TO
              SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

         This Information Statement is being mailed on or about March 17, 2006, by Digicorp (the "Company") to the holders of record of shares of its common stock as of the close of business on March 16, 2006. This information statement is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

         You are receiving this Information Statement in connection with the appointment of three new members to the Company's Board of Directors, in connection with a change in control of the Company. On December 20, 2005, the Company entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") to acquire (the "Acquisition") all of the issued and outstanding shares of capital stock of Rebel Crew Films, Inc., a California corporation ("Rebel Crew Films"). On December 29, 2005, the transaction closed and the Company completed the acquisition of Rebel Crew Films. The Company issued 21,207,080 shares of common stock (the "Purchase Price") to the shareholders of Rebel Crew Films as compensation for the issued and outstanding capital stock of Rebel Crew Films. From the Purchase Price, 4,000,000 shares are held in escrow pending satisfaction of certain performance milestones. In addition, from the Purchase Price, 16,666,667 shares are subject to lock up agreements as follows: (a) 3,333,333 shares are subject to lockup agreements for one year; (b) 6,666,667 shares are subject to lockup agreements for two years; and (c) 6,666,667 shares, of which the 4,000,000 escrowed shares are a component, are subject to lockup agreements for three years.

         Pursuant to the Stock Purchase Agreement, upon closing the Acquisition, the Company's Board of Directors will consist of five persons. Milton "Todd" Ault, III, former Chairman and Chief Executive Officer of the Company, will designate or elect two of the five board members, which will initially be William B. Horne and Alice M. Campbell, both current Board members. Jay Rifkin, former majority shareholder of Rebel Crew Films and present Chief Executive Officer of the Company, will designate or elect three of the five Board members, one of which will be Mr. Rifkin. If after the closing the number of directors on the Company's Board is less than or more than five, then Mr. Rifkin will have the right to designate or elect a simple majority of the Company's directors and Mr. Ault will have the right to designate or elect the remaining directors. In connection with the Acquisition, certain shareholders of the Company entered into a voting agreement authorizing Mr. Rifkin to vote the Company's common stock owned by such parties for directors designated by Mr. Rifkin and Mr. Ault as described above.

         Effective December 29, 2005, the following directors resigned from the Company's Board of Directors: Lynne Silverstein, Melanie Glazer and Darrell Grimsley. The Board of Directors also nominated the following directors to fill vacancies created by the resignations of Ms. Silverstein, Ms. Glazer and Mr.
Grimsley: Jay Rifkin, Alan Morelli and David M. Kaye. The Company plans to appoint Messrs. Rifkin, Morelli and Kaye to its Board of Directors approximately ten days after the date the Company mails this Information Statement to the Company's shareholders.

         The information contained in this Information Statement concerning each person chosen for the Company's Board of Directors has been furnished to the Company by each individual, and the Company assumes no responsibility for the accuracy, completeness or fairness of any of that information.

                    CERTAIN INFORMATION REGARDING THE COMPANY

         CHANGES IN THE COMPANY'S BOARD OF DIRECTORS - Effective December 29, 2005, Lynne Silverstein, Melanie Glazer and Darrell Grimsley resigned from the Company's Board of Directors. The present directors of the Company consist of William B. Horne and Alice M. Campbell. The Board of Directors has approved the following director nominees for appointment to the Board to fill the current vacancies on the Board: Jay Rifkin, Alan Morelli and David M. Kaye. Such directors will be appointed approximately ten days after the Company mails this Information Statement to shareholders of the Company.

DESCRIPTION OF CAPITAL STOCK

         The Company's authorized capital stock consists of 50,000,000 shares of common stock at a par value of $0.001 per share. As of March 7, 2006, there were 37,028,320 shares of the Company's common stock issued and outstanding held by approximately 300 stockholders of record.

         Holders of the Company's common stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Holders of common stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. Holders of the Company's common stock representing a majority of the voting power of the Company's capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of stockholders. A vote by the holders of a majority of the Company's outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to the Company's articles of incorporation.

         Holders of the Company's common stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds. There are no limitations or restrictions upon the rights of the Board of Directors to declare dividends out of any funds legally available therefore. In the event of a liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock. The Company's common stock has no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to the Company's common stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information, as of March 7, 2006 with respect to the beneficial ownership of the outstanding common stock by (i) any holder of more than five (5%) percent; (ii) each of the named executive officers, directors and director nominees; and (iii) our directors, director nominees and named executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

                                                Common Stock              Percentage of
Name of Beneficial Owner (1)               Beneficially Owned (2)     Common Stock (2)
----------------------------------------- ------------------------- ---------------------
Patient Safety Technologies, Inc.                 2,750,361 (3)              7.4%
Bodnar Capital Management, LLC                    2,941,176                  7.9%
William B. Horne                                    400,000 (4)              1.1%
Alice M. Campbell                                   350,000 (5)                 *
Philip Gatch                                      1,250,000 (6)              3.4%
Cesar Chatel                                      2,120,708 (7)              5.7%
Jay Rifkin                                       19,586,372 (8)             52.2%
Alan Morelli                                        350,000 (9)                 *
David M. Kaye                                      350,000 (10)                 *
----------------------------------------- ------------------------- ---------------------
All named executive officers, directors          24,407,080                 63.0%
and director nominees as a group (6
persons)      * Less than 1%

         (1) Except as otherwise indicated, the address of each beneficial owner is c/o Digicorp, 4143 Glencoe Avenue, Marina Del Rey, CA 90292.

         (2) Applicable percentage ownership is based on 37,028,320 shares of common stock outstanding as of March 7, 2006, together with securities exercisable or convertible into shares of common stock within 60 days of March 7, 2006 for each stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock that a person has the right to acquire beneficial ownership of upon the exercise or conversion of options, convertible stock, warrants or other securities that are currently exercisable or convertible or that will become exercisable or convertible within 60 days of March 7, 2006 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.
         (3) Patient Safety Technologies, Inc. has granted Mr. Rifkin an irrevocable proxy to vote the shares of common stock owned by them for certain directors of the Company.
         (4) Represents shares issuable upon exercise of stock options with an exercise price of $0.25 per share and an expiration date 18 months from the date Mr. Horne's services to the Company terminate. Mr. Horne has granted Mr. Rifkin an irrevocable proxy to vote the shares of common stock issuable upon exercise of such stock options for certain directors of the Company.
         (5) Represents shares issuable upon exercise of stock options with an exercise price of $0.25 per share and an expiration date 18 months from the date Ms. Campbell's services to the Company terminate. Ms. Campbell has granted Mr. Rifkin an irrevocable proxy to vote the shares of common stock issuable upon exercise of such stock options for certain directors of the Company.
         (6) Includes 250,000 shares issuable upon exercise of stock options with an exercise price of $0.25 per share and an expiration date 18 months from the date Mr. Gatch's services to the Company terminate. Mr. Gatch has granted Mr. Rifkin an irrevocable proxy to vote the shares of common stock owned by him for certain directors of the Company.
         (7) Includes 400,000 shares which are held in escrow pending satisfaction of certain performance milesontes through March 31, 2007. Mr. Chatel has granted Mr. Rifkin an irrevocable proxy to vote the shares of common stock owned by Mr. Chatel for certain directors of the Company.
         (8) Includes: (a) 3,600,000 shares which are held in escrow pending satisfaction of certain performance milestones through March 31, 2007; and (b) 500,000 shares issuable upon conversion of a $556,306.53 principal amount secured convertible note with a conversion price of $1.112614 per share. All of these securities are held by Rebel Crew Holdings, LLC of which Mr. Rifkin is the sole managing member. Mr. Rifkin's reported beneficial ownership does not include approximately 8,762,736 shares of common stock issued and issuable by the Company for which certain shareholders of the Company have granted Mr. Rifkin an irrevocable proxy to vote for directors of the Company.
         (9) Represents options to purchase 350,000 shares of the Company's common stock with an exercise price of $1.50 per share, which stock options vest annually over a period of three years from the date Mr. Morelli's board appointment is effective. In the event that Mr. Morelli, for whatever reason, declines the appointment to serve as a director on the Company's Board of Directors, then these options will be automatically cancelled.
         (10) Represents options to purchase 350,000 shares of the Company's common stock with an exercise price of $1.50 per share, which stock options vest annually over a period of three years from the date Mr. Kaye's board appointment is effective. In the event that Mr. Kaye, for whatever reason, declines the appointment to serve as a director on the Company's Board of Directors, then these options will be automatically cancelled.

DIRECTORS, DIRECTOR NOMINEES AND EXECUTIVE OFFICERS

         Below are the names and certain information regarding the Company's current executive officers, directors and director nominees. The Company plans to appoint the below director nominees to its Board of Directors approximately ten days after the date the Company mails this Information Statement to shareholders. None of the Company's directors, director nominees, officers or affiliates is involved in a proceeding adverse to the Company or has a material interest adverse to the Company.

NAME                                       AGE     POSITION
------------------------------------------ ------- -----------------------------------------
Jay Rifkin                                 50      Chief Executive Officer, Director Nominee
------------------------------------------ ------- -----------------------------------------
William B. Horne                           37      Chief Financial Officer and Director
------------------------------------------ ------- -----------------------------------------
Philip Gatch                               41      Chief Technology Officer
------------------------------------------ ------- -----------------------------------------
Alice M. Campbell                          55      Director
------------------------------------------ ------- -----------------------------------------
Alan Morelli                               44      Director Nominee
------------------------------------------ ------- -----------------------------------------
David M. Kaye                              51      Director Nominee
------------------------------------------ ------- -----------------------------------------

BACKGROUND OF EXECUTIVE OFFICERS, DIRECTORS AND DIRECTOR NOMINEES

         Officers are elected annually by the Board of Directors (subject to the terms of any employment agreement), at our annual meeting, to hold such office until an officer's successor has been duly appointed and qualified, unless an officer sooner dies, resigns or is removed by the Board.

         JAY RIFKIN, CHIEF EXECUTIVE OFFICER AND DIRECTOR NOMINEE. Effective September 30, 2005, the Board of Directors of the Company appointed Mr. Rifkin interim President of the Company pending closing of the Acquisition. On December 29, 2005, Mr. Rifkin's title was changed to Chief Executive Officer of the Company effective as of September 30, 2005. From 2004 to Present, Mr. Rifkin has been the sole Managing Member of Rebel Holdings, LLC, through which he is also the majority shareholder of Rebel Crew Films, Inc. In 1995, Mr. Rifkin founded Mojo Music, Inc., a music publishing company, and he has been President of Mojo Music, Inc. since it was founded. Mr. Rifkin is Chairman and a founder of Media Revolution, a marketing agency founded in 1977 that has executed marketing campaigns for major Hollywood studios. Mr. Rifkin has served as Producer and Executive Producer on various motion pictures with his most recent production "Waiting" (Lion's Gate) released on October 7, 2005. Mr. Rifkin is also a music producer, engineer and songwriter. Mr. Rifkin received a Grammy Award for Best Children's Album and an American Music Award for Favorite Pop/Rock Album for his work on Disney's "The Lion King," and received a Tony nomination for "The Lion King" on Broadway. From 1988 to 2004, Mr. Rifkin, through Mojo Music, Inc., served as a Managing Member of Media Ventures, LLC, an entertainment cooperative founded by Mr. Rifkin and composer Hans Zimmer. In 1995, Mr. Rifkin founded Mojo Records, LLC, which in 1996 became a joint venture with Universal Records, and was subsequently sold to Zomba/BMG Records in 2001. Mr. Rifkin also serves as President of Cyberia Holdings, Inc. which is the majority owner of Media Revolution. In 2004, Cyberia Holdings, Inc. filed for bankruptcy under Chapter 7 which cased was dismissed in May 2005.

         WILLIAM B. HORNE, CHIEF FINANCIAL OFFICER AND DIRECTOR. Mr. Horne has been the Company's Chief Financial Officer and a director since July 20, 2005. From September 30, 2005 until December 29, 2005, Mr. Horne also served as the Company's Chief Executive Officer and Chairman of the Company's Board of Directors. Since July 5, 2005, Mr. Horne has been the Chief Financial Officer and a director of Ault Glazer Bodnar & Company, Inc. Since July 5, 2005, Mr. Horne has also been Chief Financial Officer of Patient Safety Technologies, Inc. and its subsidiaries. From May 2002 to April 2005, Mr. Horne held the position of Chief Financial Officer of Alaska Wireless Communications, a privately held advanced cellular communications company. Since January 2002, Mr. Horne has also provided strategic financial consulting services to both private and public companies. From November 1996 to December 2001, Mr. Horne held the position of Chief Financial Officer of The Phoenix Partners, a venture capital limited partnership located in Seattle, Washington.

         PHILIP GATCH, CHIEF TECHNOLOGY OFFICER. Mr. Gatch has been the Company's Chief Technology Officer since June 30, 2005. From June 30, 2005 until October 14, 2005, Mr. Gatch was also Chief Technology Officer of Patient Safety Technologies, Inc. Since May 12, 2005, Mr. Gatch has been President and owner of Cinapse Digital Media, LLC, a company that operates a production and post-production media content facility. From September 2003 to June 2005, Mr. Gatch was Director of Technical Services of The DR Group. From February 2002 to April 2003, Mr. Gatch was Director of Research and Development for Media.net. From 1999 to 2002, Mr. Gatch was Director of Research and Development for Digital Entertainment Solutions.

         ALICE M. CAMPBELL, DIRECTOR. Ms. Campbell has been a member of the Company's Board of Directors since July 16, 2005. Since June 23, 2005, Ms. Campbell has been a director of IPEX, Inc., a public company quoted on the OTC Bulletin Board. Since October 22, 2004, Ms. Campbell has been a director of Patient Safety Technologies, Inc., a public company listed on the American Stock Exchange. Since 2001, Ms. Campbell has been, and is currently, an investigator and consultant, specializing in research and litigation services, financial investigations and computer forensics, for major companies and law firms throughout the United States. Ms. Campbell is a certified fraud specialist, as well as a certified instructor for the Regional Training Center of the United States Internal Revenue Service and for the National Business Institute. From 1979 to 2001, Ms. Campbell served as a special agent for the United States Treasury Department where she conducted criminal investigations and worked closely with the United States Attorney's Office and with several federal agencies, including the Internal Revenue Service, Federal Bureau of Investigation, Secret Service, Customs Service, State Department, Drug Enforcement Agency, Bureau of Alcohol, Tobacco and Firearms and U.S. Postal Service.

         ALAN MORELLI, DIRECTOR NOMINEE. Mr. Morelli is a consultant who has served as Managing Director of Analog Ventures, LLC, a consulting firm located in Pacific Palisades, California, since 1997. Mr. Morelli is also currently serving as a director of PT Holdings, Inc., RADD Holdings, Inc. and Precise Exercise Equipment. PT Holdings, Inc. is a development-stage company in the physical therapy industry. RADD Holdings licenses intellectual property to retail distributors. Precise develops innovative commercial fitness or rehabilitation technology currently used in most health clubs today. Mr. Morelli received a B.S. from Rutgers University (1983) and a J.D. from Georgetown University Law Center (1986).

         DAVID M. KAYE, DIRECTOR NOMINEE. Mr. Kaye is an attorney and has been a partner in the law firm of Danzig Kaye Cooper Fiore & Kay, LLP located in Florham Park, New Jersey, since the firm's inception in February 1996. Since 1980, Mr. Kaye has been a practicing attorney in the New York City metropolitan area specializing in corporate and securities matters. He is currently a director of Dionics, Inc., a company which designs, manufactures and sells semiconductor electronic products. Mr. Kaye received his B.A. from George Washington University (1976) and his J.D. from the Benjamin N. Cardozo School of Law, Yeshiva University (1979).

AUDIT COMMITTEE

         The Audit Committee is appointed by the Board of Directors in fulfilling its responsibilities to oversee: (1) the integrity of the Company's financial statements and disclosure controls; (2) the qualifications and independence of our independent accountants; (3) the performance of our independent accountants; and (4) compliance with legal and regulatory requirements. Alice M. Campbell is presently the only member of the Company's Audit Committee and she is Chairman of the Audit Committee. The Board has determined that Ms. Campbell is an "audit committee financial expert" as defined under Item 401 of Regulation S-B promulgated pursuant to the Exchange Act.

COMPENSATION COMMITTEE

         The Compensation Committee is appointed by the Board of Directors to discharge the responsibilities of the Board relating to compensation of the Company's executive officers. Alice M. Campbell is currently the only member of the Compensation Committee and she is Chairman of the Compensation Committee.

SHAREHOLDER COMMUNICATIONS

         The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures. The Board of Directors has not adopted a procedure to recommend nominees for the Board of Directors.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

         Jay Rifkin serves as President of Cyberia Holdings, Inc. which is the majority owner of Media Revolution. In 2004, Cyberia Holdings, Inc. filed for bankruptcy under Chapter 7 which case was dismissed in May 2005.

         Except as described above, no director, person nominated to become a director, executive officer or control person of the Company:

         (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;
         (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

         (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or
         (4) was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

         No director, officer or 5% or other shareholder of the Company is a party to any legal proceeding in which such person is adverse to the Company or has an interest adverse to the Company.

EXECUTIVE COMPENSATION

         The following table sets forth information concerning the total compensation that the Company has paid or that has accrued on behalf of the Company's chief executive officer and other executive officers with annual compensation exceeding $100,000 during the years ended December 31, 2005, 2004 and 2003.

                           SUMMARY COMPENSATION TABLE
                                                                                            LONG-TERM
                                                                                          COMPENSATION
                                                                            ------------------------------------------
                                              ANNUAL COMPENSATION                      AWARDS               PAYOUTS
                                      ------------- ---------- ------------ ------------------------------ -----------

                                                                  OTHER                       SECURITIES                  ALL
                                                                 ANNUAL       RESTRICTED      UNDER-LYING    LTIP        OTHER
         NAME AND                                                COMPEN-     STOCK AWARD(S)    OPTIONS/     PAYOUTS      COMPEN-
    PRINCIPAL POSITION        YEAR     SALARY ($)   BONUS ($)  SATION ($)         ($)          SARS (#)       ($)      SATION ($)
--------------------------- --------- ------------- ---------- ------------ ----------------- ------------ ----------- ------------
Milton "Todd" Ault III (1)   2005         0            0           0              0           2,000,000       0            0
  CEO and Chairman           2004         0            0           0              0               0           0            0
                             2003         0            0           0              0               0           0            0

William B. Horne (2)         2005         0            0           0              0            500,000        0            0
  CEO, CFO and Chairman      2004         0            0           0              0               0           0            0
                             2003         0            0           0              0               0           0            0

Philip Gatch (3)             2005     $ 23,866         0           0           $ 11,250        250,000        0            0
  CTO                        2004         0            0           0              0               0           0            0
                             2003         0            0           0              0               0           0            0

Jay Rifkin (4)               2005         0            0           0              0           4,400,000       0            0
  CEO and President and      2004         0            0           0              0               0           0            0
  Principal Executive        2003         0            0           0              0               0           0            0
  Officer of Rebel Crew

(1) Mr. Ault was appointed Chief Executive Officer on April 26, 2005, and director and Chairman of the Board of Directors on July 16, 2005. Mr. Ault resigned from the positions of Chief Executive Officer and director and Chairman of the Board of Directors on September 30, 2005.

(2) Mr. Horne was appointed Chief Financial Officer and director on July 20, 2005, and Chief Executive Officer and Chairman of the Board of Directors on September 30, 2005. Mr. Horne resigned from the position of Chief Executive Officer on December 29, 2005.

(3) Mr. Gatch was hired as Chief Technology Officer of the Company on September 20, 2005.

(4) Mr. Rifkin was appointed President on September 30, 2005, and Chief Executive Officer and director nominee on December 29, 2005.

                               OPTIONS GRANT TABLE

         The following table sets forth information with respect to the named executive officers concerning the grant of stock options during the fiscal year ended December 31, 2005. The Company did not have during such fiscal year any plans providing for the grant of stock appreciation rights ("SARs").

                      OPTION/SAR GRANTS IN LAST FISCAL YEAR
-----------------------------------------------------------------------------------------------------------------------
                                                                                    POTENTIAL
                                                                               REALIZABLE VALUE AT
                                                                                  ASSUMED ANNUAL
                                                                                  RATES OF STOCK      ALTERNATIVE TO
                                                                                PRICE APPRECIATION     (F) AND (G):
                              INDIVIDUAL GRANTS                                  FOR OPTION TERM     GRANT DATE VALUE
------------------------------------------------------------------------------ -------------------   ----------------
           (A)                  (B)          (C)          (D)        (E)         (F)        (G)            (H)
                                          % OF TOTAL
                            NUMBER OF      OPTIONS/
                            SECURITIES       SARS
                            UNDERLYING    GRANTED TO   EXERCISE
                            OPTIONS/      EMPLOYEES    OR BASE                                          GRANT DATE
                            SARS          IN FISCAL    PRICE      EXPIRATION                             PRESENT
           NAME             GRANTED (#)      YEAR      ($/SH)     DATE        5% ($)     10% ($)      VALUE ($) (1)
-----------------------------------------------------------------------------------------------------------------------
Milton "Todd" Ault III (2)  2,000,000     2,000,000     $ 0.25   7/20/2015     ---        ---            $ 494,200
William B. Horne (3)          500,000       500,000     $ 0.25   7/20/2015     ---        ---            $ 123,550
Philip Gatch (4)              250,000       250,000     $ 0.25   7/20/2015     ---        ---             $ 61,775
Jay Rifkin (5)              4,400,000     4,400,000     $ 0.85   9/30/2015     ---        ---          $ 3,696,620
-----------------------------------------------------------------------------------------------------------------------

(1) The value shown was calculated utilizing the Black-Scholes option pricing model and are presented solely for the purpose of comparative disclosure in accordance with certain regulations of the Securities and Exchange Commission. This model is a mathematical formula used to value traded stock price volatility. The actual value that an executive officer may realize, if any, is dependent on the amount by which the stock price at the time of exercise exceeds the exercise price. There is no assurance that the value realized by an executive officer will be at or near the value estimated by the Black-Scholes model. In calculating the grant date present values, the Company used the following assumptions: (a) expected volatility of approximately 155%; (b) risk-free rate of return of approximately 3.75%;
     (c) no dividends payable during the relevant period; and (d) exercise at the end of a 10 year period from the date of grant.

(2) On July 20, 2005, as consideration for service as Chief Executive Officer, the Company granted Milton "Todd" Ault, III options to purchase 2,000,000 shares of common stock with an exercise price of $0.25 per share. These stock options would have vested quarterly over two years, however, on September 30, 2005, the Board of Directors accelerated the vesting of such options such that options to purchase 475,000 shares of the Company's common stock immediately vested and are exercisable for a period of 18 months from December 29, 2005. The remaining options to purchase 1,525,000 shares of the Company's common stock were cancelled.

(3) On July 20, 2005, as consideration for service as Chief Financial Officer and Director, the Company granted William B. Horne options to purchase 500,000 shares of common stock with an exercise price of $0.25 per share. These stock options would have vested quarterly over two years, however, on December 29, 2005, the Board of Directors accelerated the vesting of such options such that options to purchase 400,000 shares of the Company's common stock immediately vested and are exercisable for a period of 18 months from the date the individual no longer performs services to the Company. The remaining options to purchase 100,000 shares of the Company's common stock were cancelled.

(4) On July 20, 2005, as consideration for service as Chief Technology Officer, the Company granted Philip Gatch options to purchase 250,000 shares of our common stock with an exercise price of $0.25 per share. These stock options would have vested quarterly over two years, however, on December 29, 2005, the Board of Directors accelerated the vesting of such options such that options to purchase 250,000 shares of the Company's common stock immediately vested and are exercisable for a period of 18 months from the date the individual no longer performs services to the Company.

(5) On September 30, 2005, as consideration for service as Interim President, the Company granted Jay Rifkin options to purchase 4,400,000 shares of common stock with an exercise price of $0.85 per share. These stock options vest annually over three years from December 29, 2005.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR

         No options of the Company were exercised by the named executive officers during the most recent fiscal year ended December 31, 2005.

BENEFIT PLANS

         Effective July 20, 2005, the Board of Directors approved the Company's Stock Option and Restricted Stock Plan (the "Plan"). Under the Plan, the Company can issue restricted shares of common stock, options to purchase shares of common stock (both incentive stock options and non-incentive stock options) and warrants to purchase shares of common stock to employees, directors and consultants. The number of shares subject to the Plan may not exceed 15,000,000 shares. The Plan will be administered by the Company's Compensation Committee.

COMPENSATION OF DIRECTORS

         No director currently receives any cash compensation for their service as a director. All directors are reimbursed for their reasonable out-of-pocket expenses incurred in connection with their duties to us. In addition, directors are eligible to receive restricted shares of common stock and stock options pursuant to the Company's Stock Option Restricted Stock Plan described above.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Management of the Company believes that all of the below transactions were on terms at least as favorable as could have been obtained from unrelated third parties.

Relationships with Patient Safety Technologies, Inc.

         On December 29, 2004, the Company's then current directors along with several other shareholders sold 2,229,527 shares of the Company's common stock, representing 22.3% of the outstanding shares of common stock of the Company on such date, to Patient Safety Technologies, Inc. (formerly, Franklin Capital Corporation) ("PST"). The Company's directors, Gregg B. Colton, Don J. Colton, Norman Sammis and Glenn W. Stewart, sold 80% of their holdings to PST at $0.135 per share. Another shareholder who was not a principal shareholder or director sold all of his shares to PST at $0.145 per share. The aggregate amount of funds of PST used to purchase the shares of common stock was approximately $301,998. The source for such funds was PST's working capital. The directors and shareholders agreed to sell an additional 1,224,000 shares (the "Additional Shares") of our common stock of to PST upon the shares being registered with the SEC by December 29, 2005. In addition, prior to the acquisition and change of control, PST owned 327,500 shares of the Company's common stock.

         On December 28, 2005, PST assigned its right to purchase 1,000,000 of the Additional Shares to Alan Morelli (the "Assignment Agreement") and amended certain terms of the stock purchase agreement pursuant to which the Original Purchase Transaction was completed (the "Amendment Agreement"). In the Assignment Agreement, the Company granted the parties piggyback registration rights with respect to the sale of the Additional Shares. In the Amendment Agreement, the Company agreed that if it does not register the resale of the Additional Shares on or before June 30, 2005, then the Company will redeem the Additional Shares at a price of $0.145 per share and the Company will thereupon sell 224,000 shares of the Company's common stock to PST and 1,000,000 shares of the Company's common stock to Mr. Morelli at a price of $0.145 per share. Mr. Morelli is a current Director Nominee of the Company.

         Pursuant to the stock purchase agreement with PST, Melanie Glazer was appointed as Chairman of the Company's Board of Directors on December 30, 2004, following the resignation of Glenn W. Stewart, Norman Sammis and Don J. Colton as directors. Effective April 26, 2005, Gregg B. Colton resigned from his positions as President, Chief Executive Officer and Chief Financial Officer. On April 26, 2005, the Company's Board of Directors appointed the following officers: (a) Milton C. Ault, III - Chief Executive Officer; (b) Kathryn Macenzie Queen - President of Operations; and (c) Lynne Silverstein - Secretary. Mr. Ault subsequently resigned on September 30, 2005 and Ms. Queen and Ms. Silverstein resigned on December 29, 2005. Upon Mr. Ault's resignation as Chief Executive Officer, William B. Horne was appointed to succeed Mr. Ault as Chief Executive Officer. Mr. Horne resigned as Chief Executive Officer upon completing the Acquisition on December 29, 2005.

         On June 30, 2005, the Company appointed Philip Gatch as the Company's Chief Technology Officer. On September 19, 2005, the Company entered into an asset purchase agreement with Mr. Gatch, and thereby purchased the iCodemedia Assets. As consideration for the iCodemedia Assets, the Company issued Mr. Gatch 1,000,000 shares of common stock.

         Effective July 16, 2005, Gregg B. Colton resigned from his position as a director. Effective July 16, 2005, the Company appointed Alice M. Campbell, Milton "Todd" Ault, III and Darrell Grimsley as directors. Upon his appointment, Mr. Ault was named Chairman of the Company's Board of Directors. Ms. Campbell was appointed to chair the Company's Audit Committee and to chair the Company's Compensation Committee. Mr. Ault resigned as a director on September 30, 2005.

         Effective July 20, 2005, the Company appointed Lynne Silverstein and William B. Horne as directors. Ms. Silverstein subsequently resigned as a director on December 29, 2005.

         Effective July 20, 2005, the Company appointed William B. Horne as the Company's Chief Financial Officer.

         Each of Melanie Glazer, Milton C. Ault, III, Kathryn Macenzie Queen, Lynne Silverstein, Philip Gatch, Alice M. Campbell, Darrell Grimsley and William
B. Horne had and/or currently have employment positions, directorships and/or other relationships with Ault Glazer & Company Investment Management LLC, Patient Safety Technologies, Inc. and/or Ault Glazer & Company Investment Management's or Patient Safety Technologies' current officers and directors.

Acquisition of Rebel Crew Films

         On December 29, 2005, the Company acquired all of the issued and outstanding capital stock of Rebel Crew Films in consideration for the issuance of 21,207,080 shares of common stock to the shareholders of Rebel Crew Films. Of these shares, 19,086,372 shares were issued or are issuable to Rebel Holdings, LLC as consideration for its 90% ownership interest in Rebel Crew Films and 2,120,708 were issued or are issuable to Cesar Chatel as consideration for his 10% ownership interest in Rebel Crew Films. The Company's present Chief Executive Officer and Director Nominee, Jay Rifkin, is the sole managing member of Rebel Holdings, LLC. Mr. Chatel is an employee of the Company and is President of the Company's now wholly owned subsidiary Rebel Crew Films.

         On December 29, 2005 the Company entered into a Securities Purchase Agreement with Rebel Holdings, LLC, pursuant to which the Company purchased a $556,306.53 principal amount loan receivable owed by Rebel Crew Films to Rebel Holdings, LLC in exchange for the issuance of a $556,306.53 principal amount secured convertible note to Rebel Holdings, LLC. The secured convertible note accrues simple interest at the rate of 4.5%, matures on December 29, 2010 and is secured by all of the Company's assets now owned or hereafter acquired. The secured convertible note is convertible into 500,000 shares of common stock of the Company at the rate of $1.112614 per share. As described above, Jay Rifkin, the Company's present Chief Executive Officer and a Director Nominee of the Company, is the sole managing member of Rebel Holdings, LLC.

         Between September 2005 and October 2005, Jay Rifkin loaned an aggregate total principal amount of $73,000 to Rebel Crew Films. The Company has agreed to repay this loan to Mr. Rifkin pursuant to the terms of a $73,000 principal amount promissory note due June 30, 2006 which accrues interest at 5% per annum. In the event of breach of the promissory note, the interest rate will increase to 8% per annum.

         On December 29, 2005, the Company granted Alan Morelli, as a consultant to the Company, warrants to purchase 250,000 shares of the Company's common stock with an exercise price of $0.145 per share, which warrants vested immediately. These warrants were issued to Mr. Morelli as compensation for advisory services rendered to the Company in connection with structuring the Acquisition. Mr. Morelli is presently a director nominee of the Company.

SECTION 16(A) BENEFICIAL OWNERSHIP COMPLIANCE

         Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who beneficially own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of change in ownership of common stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. To the Company's knowledge, the following persons have failed to file, on a timely basis, the identified reports required by Section 16(a) of the Exchange Act during the most recent fiscal year ended December 31, 2005:

                                                        Number       Transactions not   Known failures to
              Name and Relationship                of late reports   timely reported    file a required form
              ---------------------                ----------------  ---------------    --------------------
Philip Gatch, Chief Technology Officer                    2                   2                  0
William B. Horne, Chief Financial Officer
     and Director                                         2                   2                  0
Alice M. Campbell, Director                               2                   0                  2
Patient Safety Technologies, Inc., Former
     10% Owner                                            1                   1                  0
Melanie Glazer, Former Director                           2                   1                  1
Milton "Todd" Ault, III, Former Officer,
     Former Director and Former 10% Owner                 10                 16                  1
Kathryn Macenzie Queen, Former Officer                    3                   0                  3
Lynne Silverstein, Former Officer and
     Former Director                                      2                   0                  2
Darrell W. Grimsley, Jr., Former Director                 2                   0                  2
Don J. Colton, Former Officer, Former Director
     and Former 10% Owner                                 1                   3                  1
Gregg B. Colton, Former Officer, Former
     Director and Former 10% Owner                        1                   2                  1
Pioneer Oil and Gas, affiliate of Former
     Director                                             1                   1                  1
Bodnar Capital Management, LLC, Former                    2                   0                  2
     10% Owner

                                   SIGNATURES

         In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    DIGICORP


                                    By: /s/ Jay Rifkin
                                        ----------------------------------------
                                        Jay Rifkin
                                        Chief Executive Officer